Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

A transcript of an interview of Neil Barua, Chief Executive Officer of ServiceMax, Inc., with Mitch Hoch and Chris Katje from SPACs Attack, follows:

Mitch:	What up traders, how we doing out there? I hope you're awake. Drink the coffee, drink the orange juice, whatever you got to do, get ready. We got an action-packed SPACs attack. We're going to get an interview with one and only ServiceMax, it's just ready guys. We might have to show you guys a little bit how we could be saving some money? Let's go ahead and get a us back to SPACs Attack ... you, you, you, you, you. My man, Chrissy Chris. What's up, my friend?

Chris:	What's going on, Mitch? Yeah. Another great day out there. Happy to be back here. SPACs Attack. What's going on, brother?

Mitch:	Hey, enjoying it. Having another good day in the market. Going to enjoy it regardless if we're red or green. Guess what? Another day that we get this opportunity to talk about the SPACs, right here on SPACs Attack. So, you guys out there, if you're a SPAC fan, start us off with a good thumbs up. Let's get it started, Chris. We're going to get into a good interview. I know we got some headlines to get through. Of course, some ratings like usual, guys. You guys let us know what stood out to you today in the headlines, by letting us know in the chat and we'll see you stand out.

One of the things that I've been wanting to do is, if there's ever a stock that you guys need some more research done, I want you guys throwing that up. Because that's exactly what Chris is looking for. Especially if something's standing out to you, "Hey, I saw this. Can you check it out, Chris?" Chris would love to hear things like that, because that's what Chris is all about. He's checking out things, whether it be in the SPAC industry, the NFT, trending stocks, gambling stocks. I mean, what else do you cover, Chris? You cover just pretty much anything, man.

Chris:	I cover anything that's moving, right? But yeah, those are my specialties. We got SPACs, we got NFTs. We've got sports betting stocks and then yeah, whatever else is trending for that day. Some good trade ideas out there too.

Mitch:	Of course. Definitely guys, if you guys haven't checked out the NFT show, later today, we'll be getting after it, right Chris? I think you got a cool interview today, right?

Chris:	Yeah, 2:00 P.M. Eastern time today on Benzinga's new NFT show, The Roadmap. We have GFunk, the founder of Pixel Vault, PUNKS Comic and MetaHero. I mean, this is one of the largest NFT projects out there. They recently signed a talent agency deal with WME to help monetize that. So, definitely excited to dive into that later today. Hope to see everyone there as well.

Mitch:	Well, like always, if you're new joining the show, I'd love to say hello to everybody in the chat. Everybody out there, say hello. If you're new, come on on over. Don't be afraid to say hi. What's going on, Manny out there? Diane, I saw Cole Born Happy. It's always good to see the loyals in the chat. Of course, John Doe in the house. Where's my Tiger Woods? I normally see Tiger Woods out there, but let's go ahead.

Chris:	I haven't seen Tiger Woods in a little while. Hope he's okay.

Mitch:	Yeah, he's working. He's working on that putting game. We'll see him when he gets back. Let's go ahead, Chris. Inform me, bring me back to those headlines.

Chris:	All right, guys. Yes. Starting off headlines today, let's talk some analysts notes. Up first, we have CELU, this is Celularity. Truist Security is initiating coverage with a Buy rating and a price target of $12. We also have Cano Health, CANO. Piper Sandler initiating coverage with a neutral rating and a price target of $11.

That neutral rating's interesting, CANO Health has actually been one of the better-performing former SPACs for a while. We were up at $15, $16. Over the last month, though, we have seen shares come back down, get close to that $10 level. They haven't dipped below it, yet, over the last month, but something to pay attention now, with that neutral rating from that analyst.

Then, our last analyst note here to call out, we have ChargePoint, CHPT. Stifel's starting out coverage with a Buy rating, the analyst's expecting positive free cashflow as early as 2024. Also seeing the company benefit from the rise in electric vehicle infrastructure spending.

Stifel is more cautious on Blink Charging, with a hold rating, so that's a nice pair trade there. ChargePoint actually getting the Buy rating and competitor Blink getting a neutral rating. Then, staying in the ChargePoint story, we have some news on Benzinga Pro today that I saw. So, ChargePoint was granted a U.S. Patent, titled Dynamic Allocation of Power Modules for Charging Electric Vehicles.

That's an interesting thing out there, right? We talk about competitive advantages patents all the time. ChargePoint getting a new patent today, and it was noteworthy enough for it to be mentioned on our newsfeed. So, definitely want to pay attention to that going forward. Then, we have a Wejo, which is going public with Virtuoso Acquisition, VOSO.

We had Wejo on the show last week, so they announced the expansion of their collaboration with Microsoft's real-time mapping. Their traffic data will be integrated with Microsoft's mapping services. Wejo uses over 16 billion data points. Again, they're going to work more tightly with Microsoft here on that new relationship. No financial terms were disclosed, but this is interesting. Remember, Wejo has Palantir as an investor and several other big names. They're a leader in the connected car market and now Microsoft expanding on that collaboration.

Now, we have BODY, B-O-D-Y. Beachbody. This was one that we talked about last week, as it could get a positive catalyst. Could start to see some price movement. Today, the company highlighted the launch of their live interactive program, premium subscription-tier Beachbody On Demand Interactive. This is BODi, B-O-D-i. It offers an immersive, high-energy experience of studio fitness classes with the convenience of at-home workouts.

So, if you were looking for BODY to have a catalyst, we do have shares up 2% today, 5:38. This is a potential for them. We'd love to get more numbers in the future, of how many subscribers this has. How it's integrating with all their other platforms. Maybe we can get Carl back on the show, but again, BODY lost its momentum after that SPAC merger. But, I think one or two positive catalysts here could really help.

Then, I started to talk about a deal yesterday. Didn't share a ton on it, but this was one that was reported last week, I want to highlight for a minute, because we actually got a updated investor presentation yesterday. Normally, when a SPAC agrees to a merger, they release that press release and that investor presentation in the morning. This one was delayed.

The ticker is ADER, Okada Manila, merging with 26 Capital Acquisition Corp, valuing the company at $2.6 billion. This is the largest integrated gaming resort in the Philippines by gross floor area and gaming floor area. 35,000 square meters of gaming space, 599 gaming tables, over 4,000 electronic gaming machines. They also are expanding in 2022. They'll have more gaming tables, more electronic gaming machines. They'll also have over 993 hotel rooms and they're adding a retail space, 25 restaurants, 50 shops, a nightclub, an indoor beach club.

Their investor presentation, the big highlight is revenue, right? So, they expect revenue of $317.2 million in fiscal 2021, down 1% from last year. But then, in 2022, thanks to that expansion, revenue estimates jump to $892.7 million, up 181%. Again, this is an international casino company, so there's always some risk involved. We saw that with the Macau region, but I think this one is worth watching. Ticker ADER, exposure to the casino industry in the Philippines.

Then, we did get a pipe upsizing on the YAC SPAC deal with Sigma Sports, an additional 70 million taking it to 372 million. We have a vote date set for NGAB with Embark Trucks for November 9th. We had Embark Trucks on the show last month. Then, we get the merger close today of HZAC with Vivid Seats, that new ticker, SEAT.

We have the vote for WeWork today, BOWX and then also, we have GSAH closing their Mirion deal tomorrow with 26.1% of shares redeemed. That's what I've got for headlines and news, Mitch. I know we're seeing a lot of SPACs moving out there on our watch list.

Mitch:	That we definitely are. We'll have to watch how we get into the watch list. We've seen a couple of stocks up, I'm seeing one up 10, 7, 5%. We'll get into the watch list after the interview. We got a good one up for you guys. Definitely let us know in the chat, have you guys seen this SPAC? Because, one of the things that we always like to do, is definitely uncover these SPACs for people that maybe just never heard of it.

Investors need to always get not just the S1s, but how we can work through it. What stands out to us? That's why we go into these interviews. Let us know in the chat. Have you guys seen an interview that stood out to you guys, that helped you better understand a company that we brought right here on SPACs Attack? I know that you definitely probably have one out there.

I know I have, myself, taken a couple of these SPACs after doing some good interviews, just because one of the things that I've seen is the long-term approach here. There's a lot of these that are starting to look good on the upside for long-term approaches. You're seeing a couple SPACs trading higher, 26, 13s. We're not just all underneath those tens, so definitely look for those winners and losers.

Let's go ahead and let's get into the moment where we unlock the next back up. We're going to get into ServiceMax here. The ticker is, and let me just make sure I say right-

Chris:	We got the P-

Mitch:	Yeah, the ticker's PFDR. PFDR, guys.

Chris:	Yep. Pathfinder Acquisition. Yeah, super excited about this one, Mitch. A SaaS play, right? Software as a Service and industry people love talking about. We get to find out more, so joining us on the show today, we have the ServiceMax CEO, Neil Barua. The company is going public with Pathfinder Acquisition, that ticker, PFDR. The new ticker will be SMAX, when that merger is completed, Neil, welcome to SPACs Attack.

Neil Barua:	What's up guys? How are you? Good morning.

Chris:	Doing great.

Mitch:	What's going on? One thing I will say is that SMAX will be a lot easier to find. I can't wait till we get to read that as SMAX.

Neil Barua:	Me too, man. We're drawing up the t-shirts and the swag with SMAX. [crosstalk 00:12:11]

Chris:	Love that. Yeah, love that ticker, love the brand awareness. Neil, let's dive into some questions here. We're SPAC Attack, we talk all things SPAC and De-SPAC companies. One of the first questions we always like to start with is, why the decision to go public via SPAC and was a traditional IPO also considered for your company?

Neil Barua:	Yeah, good to be here. Good to listen. Looking forward to some feedback from the users and the folks listening into it and taking any questions. But, look, first and foremost, we're super excited at ServiceMax. Just as one context, Chris, we're the company pure play enterprise SaaS company, been around for 14 years. So, real operating experience, real company that serves great customers out there.

Our technology, our software literally allows field technicians and engineers that like we say, keep the world running, keep the very complex equipment that all of us rely upon for our lives and our family's lives, to actually be working in hospitals on trains, et cetera.

We provide the software for those technicians to install, maintain and repair those complex assets. So, wonderful business, very meaningful, particularly with what's happening with COVID. Given the front line's been doing so much and we're arming them with the technology that folks like you and I have been used to.

To your question on why SPAC, time is now. You're starting to see it. We put out our Q2 earnings, we're accelerating our growth trajectory. Very importantly, because the customers out there need the technology. Field techs and engineers need cloud-based SaaS technology from a leader like ours. Six-times Gartner Magic Quadrant leader.

We're starting to see that inflection and pouring more fuel into this fire, to continue this growth and accelerate it and innovate for our customers, is the reason why we're going into the public markets. SPAC, at the time, was a very accelerated path to get there. I want to get out there, management team wants to get out there and get on the ice and play the game. For [inaudible 00:14:15] customers.

It was an expedient path to do that, when we looked at it. So, that was the path, but always, since two-and-a-half years, entering now third year, was Silver Lake taking the company out of GE. We've been always thinking about, how do we enter the public markets? Whether it was an IPO SPAC or another way, we've always had that goal in mind, to make sure we get in the excitement, innovation that these customers clearly deserve, Chris. Hopefully that answers your question.

Chris:	Yeah, that's perfect. I want to back up. You made a comment about Silver Lake and General Electric. So, that's my next question, great segue there. So, the existing investors in ServiceMax include General Electric, Silver Lake and also, Salesforce. Can you talk a little bit about that existing investment from General Electric, the carve-out and then how the Salesforce investment came to be?

Neil Barua:	Yeah. Silver Lake, as you guys know, I think the best technology investor out there. Majority owner of the company, great partners for the business. Has helped us out quite a lot. It was really nice to see the Michael Dell book, hopefully you guys have had a chance to read it. Just came out.

Dell has one of the biggest portfolio companies at Silver Lake and you could see breadth of what they do and the excitement that allows us to leverage that experience on GE. GE wanted to keep a stake in this company. Silver Lake was able to get it out of GE as a standalone company and GE, given all the stuff that was happening at GE at the time, they wanted to keep a piece of this.

This was the jewel within the GE digital portfolio that they were building up during that time. They want to retain an economic stake in the company, given the excitement that they have in aligning with us at ServiceMax. They will, by the way, continue to keep their stake, they're not selling in this transaction at all.

PART 1 OF 4 ENDS [00:16:04]

Neil Barua:	They will, by the way, continue to keep their stake. They're not selling in this transaction at all, nor are any shareholders, which is a really important point here. Salesforce came into the capital structure about a year and a half ago, two years come this February, and within the Salesforce ventures arm, we did a raise of about $80 million between Salesforce and still added some more capital of the business, a small amount. Salesforce has recognized, while they have a large field service business, that the capabilities that ServiceMax has is really, really differentiated and integrates and accelerates what they're doing with their field service offerings to their customers. So adding the two together with a product that we actually put out to the marketplace with Salesforce late last year called Asset 360 is a big prominence of why they're excited about the future. They also will not be selling. They're actually putting more money into the offering, as is PTC. They're adding capital and joining the capital table in this transaction, Chris.

Chris:	That's awesome. Yeah, we always love seeing well known, big names as investors in the company or investing in the SPAC merger, so that definitely was a key on the presentation. You started to share a little bit about the company. So ServiceMax is a leader in field service management SaaS. Can you just tell us more? So ServiceMax helps companies that sell, service and maintain mission critical equipment to keep the world running. I mean, that's a pretty important thing, right? To keep the world running. Tell us how ServiceMax fits into some of these industries.

Neil Barua:	Sure thing. Now, I'll give a story actually. I was actually talking to a teammate. Unfortunately, he had to go through very significant surgery just recently, and he literally texts me from the hospital and says that, "Thank God for ServiceMax, because my hospital bed is a customer of ours, the equipment that's actually going to do the surgery is a customer of ours, and the staff is actually armed with all the other accoutrements in that operating table with customers that are ServiceMax. And so customers like Hologic, GE Healthcare, Philips Healthcare, those pieces of equipment that when we go to a clinic or hospital, we actually need them to work. Our technology is the one that allows for Phillips Healthcare, or biologics of the world to know where their med device equipment is. What clinic is it in? Has it been maintained? Is it ready for that individual that texted me and said, my life is dependent on ServiceMax? Is it ready to work so that that patient can actually have a good outcome with all the doctors serving it.

So our customer are those product manufacturers of mission critical equipment, not only in med device life sciences, but in utilities, in high tech manufacturing, industrial manufacturing, energy now is a big segment of ours as well and we're announcing an acquisition of a company called LiquidFrameworks that accelerates industrial environmental segments that we offer our customers. But those that produce that products and need those products to have high uptime, where they're working, is where our secret sauce is, where our leadership is quite frankly. And we're very well known in the space and I'm glad you're giving us the prominence on a call like this, and that's what we're going to be doing in this public market. We're going to be screaming from rooftops around the importance of what our technology does in helping our customers, Chris.

Chris:	Perfect. Yeah, you mentioned some of those blue chip customers and there's a couple slides in your September investor presentation that really highlight those blue chip customers. Bayer, Carrier, Sony, Phillips, GE, Illumina, so many to even mention here. But my question for you is to break down these customer deals. So these deals with these blue chip customers, how long are these deals good for on average and how does ServiceMax go about winning these deals with these blue chip customers?

Neil Barua:	So this is, again a pure place that's going to be not hokey, on-prem, masked as SaaS. This is born in the Cloud, SaaS, pure subscription revenue, as well as some small segment of professional services revenue. So just to be clear, so it's a per license per month, multiyear contracts. We've indicated that it's around three years is the average length. And very importantly, you could see it here in the dollar net retention which I'm sure all the viewers here that follow SaaS companies, it's a very important metric on showing what our customers are doing in terms of buying more from ServiceMax and continuing to keep with ServiceMax. And we've taken it from 108% when we took over the company to now 118% dollar net retention. That shows, Chris, this ability for our customers to stay with us and grow with us, so really meaningful stuff there and so we feel good about that aspect of it.

In terms of how we win this, a good portion of this is if you talk and go do a survey of field technicians, engineers and heads of service and all these other companies that are companies that we serve, ServiceMax will be at the forefront. Again, six time magic quadrant leader. This is at the top right, not just the small little dot in the bottom left. Top right for six plus years, right? The reason why I bring that up is the prominence, the reputation of that example that I gave to you, that that piece of equipment doing specific surgery on an individual, it has to work, Chris. And you have to have technology that is mission critical, that has resiliency and able to work, and we've done that.

And one of the beauties, Chris, very different than a lot of the other [SPAC 00:21:50] companies out there, quite frankly, multiple years of experience, multiple years of growing with customers of this caliber. That gives us confidence that when we go to new logos, it's hard to... I was just on a customer call right before this call and they're like, well, we know that XYZ customer is using this. In our space, they're the big gorillas. And by the way, we want what the big guys have because we need to stay competitive. And that reputation, the ability for us to have that great referenceability is the way in which we win new logos, in addition to a lot of the levers we're using with the Salesforce distribution channel, the GSIs and SIs that are out there, alongside our great go to market team. Phenomenal go to market team that allows us to really be successful as we enter the public markets here, Chris.

Chris:	Awesome. So one of the things we always talk about companies going public is people want to know, what's ahead? What's the TAM, the total addressable market? It's listed in your presentation, a $9 billion industry here. What are some of the headwinds here that ServiceMax has ahead in this current SaaS business model that it's in.

Neil Barua:	So I'll talk about the excitement and the executions needed to take on the 9 billion. So we feel really good about the TAM, and the way I like to look at this, you'll hear TAM every single interview I'm sure you're aware of. The way we look at it at ServiceMax is there's 8 million field technicians, engineers that could actually use our services. They need technology. Most of these folks, surprisingly, this is going to Stu the crowd here, 80% of those field technicians and engineers, by their companies, are given manual tools. So like, "Hey dude, go fix this piece of equipment using pen and paper, and then come back to the office and type that all up and make sure that your job's done on the right time." Without any technology to help them. Those are the folks that need technology, and one thing that's happening here, Chris, very different than if you did this interview a year and a half ago, the pandemic has highlighted, while I sat behind these Zoom calls, the front line had to go fix the clinics.

They had to fix and make sure ventilators were out there. Back in the day when we were talking about ventilators, those are our customers that were doing that. They actually had to get the vaccine out, et cetera. And so those folks, those companies realized that while the execs sat in their offices at home, they told their service workers to go keep the world running, as we say, and they really did, versus anyone else sitting as knowledge workers in our offices. That highlighted that those folks needed technology. And most of those 8 million as part of that 9 billion TAM don't get technology that even our kids have, that are better than what those folks are. And so we put these folks' safety on the line to go do all the things that they did so we could get our paper towels at Costco. One of our great customers is out of the Nordics and they build paper mills that actually produce all that toilet paper and paper towels that we were all hoarding two years ago when the pandemic hit.

Those folks had to get their job done for us to be able to hoard at Costco. That made all these companies realize, we need digital tools. And that's why we're super pumped about going in the public markets, and already without even going on the public markets, in Q2, we just showed, please read our press release on Q2 financials, we're showing that our customers are now aggressively trying to find digital tools like ServiceMax to give to those users that I just indicated. So that's the game.

To answer your question around what we see going forward as the challenges, it's an execution game right now, Chris, and all the viewers here, we just got to chop wood, get in front of these new logos, keep doing great things for existing customers. Our NPS is the highest in 14 years. Keep serving them really well and the sky's the limit. We'll get those 8 million technicians and it'll continue to accelerate. That's the way we're focused in right now, Chris, and it's already showing up. It's not a promise on futures.

Chris:	Awesome. So another thing we always like to talk about on the show, you just mentioned that huge growing industry, is you're a market leader, but talking competition, what sets you apart from some of the competitors out there in the SaaS industry and what do you see ahead? Room for several players in this market or is ServiceMax going to be the continued market leader and keep ahead of the competition here?

Neil Barua:	Yeah, Chris, I'm a big believer, similar to you guys, you focus every single day, you wake up on SPACs. Focus is important. It makes you guys great at what you do, it's why your viewers are here listening to your advice and expertise. At ServiceMax, we live, breathe, and eat everything I've been talking about for the last 20 minutes, field service management is all we do. And we're very happy about it and it's a growing market and we're growing the business. As a technology player, you could get enamored by shiny toys out there and think about strategic alignment with other things that might make you feel good that you're expanding your addressable market. Number one, we feel really good about our addressable market just in the core offering that we do and continue to build out the roadmap. So feel really strong about that, Chris, is that 100% focus on those field technician and engineers and those people that support them at those companies that are our customers, by innovating for them, it's enough. It's a lot for us and it's going to create great longevity momentum of the business, we feel excited by that.

So one of the key differentiators versus any other competitor out there, if you look at the magic quadrant, the leaders that are out there, it's the who's who of the technology companies, right? The biggest players out there are in field service. The reason why we win, the reason why we're accelerating beyond industry growth rates is because if you're a company like Carrier, you're a company like Philips Healthcare, you're a company like GE Healthcare, you're a company like Hologic, who's a new customer of ours that does med device for women's health. You want to be with someone, for this mission critical technology element and those products that we serve with the technology, to have a view that this is all we care about.

I was just again on two calls ago with another existing customer that said, hey, I've got all these other vendors but they're selling me 50 other things, of new Clouds and new products that they bought. I want someone that just cares about that piece of equipment at that clinic working really well, and that's what we do. And that's the reason why that domain expertise, that vertical experience is a big, big deal guys and showing up again in our numbers. It's not just talk, it's showing up with our actions, number one. Number two, it's from a technology and I'll just punctuate this point. No credit to me, great credit to the founders of this company that built the whole company me on day one on a Cloud native platform.

The rest of our competitors in this landscape are all trying to transition hokey on-prem technology and masking as Cloud subscription, so guys like you, Chris and your viewers, think about it being SaaS-like. We were SaaS since the beginning, and the so what of that is that technology wise, it's so much easier to innovate for our customers if you're born in the Cloud, if you're mobile first, which is what my predecessors fortunately, good luck, so my mother said, "You're not so smart, so focused on your good luck and hard work." I was lucky here on inheriting a company that built it the way in which the market's evolving to, Chris, so super excited about that, that's our competitive differentiation.

Chris:	Love that. Love the call out to the founders, being built as a SaaS play from the start. You mentioned a little bit ago, there wasn't acquisition announcement from ServiceMax as part of the [SPAC 00:29:51] merger. So LiquidFrameworks 00:13:54], tell us a little bit about LiquidFrameworks and maybe some of the synergies and advantages that that could help provide ServiceMax going forward.

Neil Barua:	So LiquidFrameworks, phenomenal company based out of Houston, Texas, actually. Run and founded by an individual, great guy that's joining the leadership team here at ServiceMax, Travis [Perigi 00:30:16], and he built a company 100% focused on the energy segment. So all those companies out there, oil field service companies, environmental companies, industrial companies as well that have an energy alignment to it, he provided deep functionality domain expertise around giving technology tools to those end workers that are sitting in an oil field wherever it is, and having the technology to actually fix and maintain those assets in those energy segments. And so they built a company over 10 plus years, singly focus on that, and we've been talking to them for a few years because there was an alignment around culture that we cared about that end user. They cared about the energy end user and they built it very importantly on the Salesforce platform, similar to how we're built on the Salesforce service platform. So a lot of great integration points and alignment around philosophies around how we built the feature and functionalities for our end users. So we feel really good about that.

Number two is we really want to go deeper. We believe energy, as you're seeing, as I just filled up my gas tank on the way of the [pleasant 00:31:31] office here, the oil market, the energy markets are really going through a lot. Forget about the boom bust cycles, the transition to be efficiently running an energy company is happening, so how do you actually go into renewables? How do you think about that business transformation? Guess what? You need technology to underpin any transformation anywhere happening in any company around the world. LiquidFrameworks allows that to occur, Chris, within that segment, and we're just going to supercharge that. With our alignment, with our scale...

PART 2 OF 4 ENDS [00:32:04]

Neil Barua:	... we're just going to supercharge that. With our alignment, with our scale, right? We're global. [inaudible 00:32:05] doesn't have as much of a footprint in rest of the world outside of the United States. So we're going to think about opportunities outside the world with their functionalities. And then we're going to think about things that we can align for our horizontal customers that could use some of the things that they built for the energy customers that might apply to industrial manufacturing companies and vice versa from ours.

Chris:	Perfect. So you mentioned second quarter earnings were recently announced. So we had total revenue of 32.2 million, up 18% year-over-year and subscription revenue, 27.5 million up 24% year-over-year. What were the highlights for you as the CEO of the company from the second quarter earnings report?

Neil Barua:	Yeah. I mean, a few things. We're really hitting stride on our customer base, really wanting more of our solutions. So we're seeing a couple of trends and it's shown up in these results in those numbers that you indicate. And again, I want to be clear, we really focus the company on subscription revenue growth. That is where our focus lies because there's real, we believe, value to shareholders and our stakeholders around that focus. The existing customer base is really expanding. So a lot of our customers that I met mentioned those great logos have used us historically in certain geographies. What's happening now is the Latin American geographies for some of these companies are now accelerating needing technological tools like ServiceMax. So we have great reputation built in North American and [inaudible 00:33:43]. They then expand to other geographies. That's point number one.

Number two is we're seeing them buy more of our functionality that we've been putting in our roadmap, whether it be our new ServiceMax mobile interface and functionality that we built, or some of what we've done in terms of project plans, scheduling, et cetera, we're seeing that occur. Third element is we're seeing also some of the evolving nature of additional partnerships that we've built around AI, et cetera, being now something that's really taken hold in terms of taking this dataset, really applying machine learning and AI to it to run the business more efficiently. So feel really good about that. Last point that we feel really good about what we saw in the earnings, what you guys saw and again, that's rear view mirror right now, we're focused on the future, but really importantly, getting seven figure new logo deals, right? Seven figure ACB deals. This is not TCB annual contract values that seven figures for us material, right?

It shows that new logo growth is starting to now come in, is allowing us to put this toolkit with the A360 product and our core offering into more hands of those eight million technicians. And that's just starting to begin the evolution around that growth around the new logo acquisition. And that's a big moment, right? [inaudible 00:35:01] enterprise says once a new product that we released in November of last year has a seven figure, win a prominence, it permeates across the company and customers, and it just creates a great sustainability around continued pipeline growth and closure of those as we exit the year. So feeling really good about that. And then lastly we're running this business like a good business, Chris. You're seeing the operating margin, you're seeing the inflection on the P&L cashflow occur. And that's just a credit to the entirety of this company, really thinking through how do we support growth, but do it in a way that's like good stewards of the business and the capital that we've been given.

Chris:	You mentioned looking forward, right? Instead of focusing on the past. Let all eyes forward. So one of the things with the SPAC merger is we usually get forward-looking financial projection. So we've got compounded annual growth of 19% expected over the next couple of years. Can you just break down how was this forecasted? How much of this is going to be from existing customers? How much of this could be from potential seven figure wins like you just discussed? And is any M&A priced into these projections?

Neil Barua:	So to be clear, no M&A. The liquid frameworks deal was not integrated as part of those projections. So we stripped that completely out and we don't have using capital and estimating projections from M&A. Now we will think through M&A that's thoughtful, that makes sense for our strategy, but that's not in our financial projections to be clear. Number two, from just a standpoint of how we architected the plan, the forward looking plan, Simon Edwards, our CFO and myself in collaboration with the leadership team, we really want to put credibility in terms of our projections and not just pie in the sky, make the charts really look good up into the right, without the backing that as we enter the public markets, our reputation and trust is really important. So we took that into mind in terms of how we constructed the projections for the business during this process.

Because as you know, within a SPAC process, you could really make yourself feel good about projections. We know that reality will hit at one point, so we want to be credible with our projections. So that's the philosophy that we had in putting together what you're looking at, Chris, and the viewers here. Number two is in terms of the breakout. So within our existing customers, we actually feel like totality. We can double the amount of revenue from continuing to do what I talked about in the previous example with our existing customers. So you will continue to see great growth within those projections from our customers continue to grow their wallet share, their existing wallet share and buying new capabilities from us within those projections. However, in addition, that new logo growth will start coming in as we go into next year's projections in terms of revenue, right? Bookings kind of has a lagging factor with revenue or a leading factor with revenue.

And as we close that seven figure deal, as I mentioned, it will start showing up in revenue in subsequent quarters, right? As we implement and recognize that revenue. And so we feel good about that being a higher percentage than what we are historically seeing for the last few years in terms of new logo being a percentage of the total growth of the company. And those seven figure deals will be critical to continue to accelerate that. But I want to be clear. We're seeing really good strength in our core customers. And I don't turn a blind eye to customers that need to grow with us because these logos are just getting bigger, Chris. They're buying more companies and we want to have licenses of service acts being distributed to those new acquired companies of the customers that we already have because we've built that reputation. It's a big point.

Chris:	Awesome. Well, Neil, before we let you go, I did see one question here in the chat from Carl, one of our loyal viewers. So we hear about SAS a lot. Another phrase that we hear a lot is blockchain. And there was a question from Carl, how does it align with blockchain? Is ServiceMax involved with the blockchain at all or is that a potential growth driver going forward?

Neil Barua:	We aren't, right? So this is a pure placed SAS company. Blockchain is a fascinating technology that we believe has plenty of use cases, particularly as we look at some of the regulated industries out there. This is the exciting part about going public, right? We're not thinking a year from now, two years from now. We have to execute and continue to deliver and put food on the table to excite all of you guys and our customers. But we're really thinking about innovation over multiple years and serving those customers as we give our SAS tools in their hands, just kind of allow us to evolve in technologies and utilize technologies like blockchain over time. Potentially it's not in our current roadmap, but areas that we're going to start looking at as we will AI, AML, augmented reality, et cetera, because there's plenty to do for these end users. And so we'll use the best of the best out there to serve these customers because it's what we wake up and want to do. The frontline needs all our support and ServiceMax is here to do that for all those folks.

Chris:	Awesome. Well, Neil, I got to tell you, I think you made some new fans in the chat today. There is a lot of people out there who may not have been familiar with ServiceMax prior to this interview. That's one of the great things about this show, right? It's getting that information out there and sharing great companies like ServiceMax and also part of the reason, like you said to go public, right? To get the name out there, to go forward as you said with that hockey reference, to skate out on that ice. So I want to thank you for your time. So again, everyone joining us today, Neil Barua, the CEO of ServiceMax, company going public with Pathfinder acquisition that ticker PFDR and the new ticker SMAX acts upon completion of the merger. Neil, thanks so much for joining us.

Neil Barua:	Thanks, Chris. Appreciate the time. Thanks for everyone listening in too.

Chris:	Awesome. Thank you, Neil. Well, you guys heard it. Another exclusive interview here, right? And Mitch, I mean software as a service SAS, right? It's a nice business model, recurring revenue. We talk about it a lot on here. We talk about all these companies going public in this industry. Another one that people may not have been familiar with prior to today's interview, I love that feedback out there from everyone in the chat, right? That now you know about this company. That's what the show was started for, right? Was information. Mitch, what did you think? Any key takeaways from ServiceMax here?

Mitch:	Yeah. I mean, one of the things is you got to find out what are you kind of comparing it to and how can the use case continue? And you can just clearly see. I mean, there's really not much to go alternative here. And one of the things that they clearly want to be is the best at what they do. So if that's what they're trying to get into, I mean, the business kind of is very forward-looking and they know exactly where they need to head to, is more and more companies, right? As you guys saw, some of those blue chip companies definitely will continue to grow. And so with that being said, probably needs some more services. And another thing is, of course, other companies are going through this digital transformation right now and this is going to be part of that digital transformation, not a bad stock to definitely keep in the basket. A good stock to invest in for the future.

As you guys can see, we've been hanging out 975, 990s. I don't think it's a bad one to at least take a shot at somewhere here in the nines. We'll see what happens with this one, PFDR.

Chris:	Yeah. I like the fact too, that acquisition that they now announced was not priced into projection. So you may have some upside there when they revise guidance going forward. But yeah, Mitch. I mean, I think this is one that maybe when it gets some analyst coverage, people really understand that recurring revenue and those margins going forward. It definitely could get some love post-merger and what that new ticker. So Mitch, I know we want to turn to the watch list. The chat is going crazy right now. I'm seeing ticker DNA. I looked earlier. We were up about 14%. How is DNA doing? Now it looks like we're still up 14%, hitting new all time highs. Mitch, remember this was the target of a short report, right? You see that big bar there, right? On the value. I'm guessing that was the day. I don't know what to say to those short people out there because this thing has come back to life and is firing on all cylinders here.

Mitch:	Yeah. We'll see what happens with this one if it can continue staying on up here. One of the things is we've been seeing a lot of these get on up there. The big thing I think is like the $20 level. If they get up past that, we've seen them kind of hang out. Can we get towards that level? We'll see what happens with DNA. Of course, this one has a huge social backing and I think that also is affecting it here. And as you guys are seeing, DNA definitely make a nice move on up. All right. Let me remove my banner here at the bottom here. Let's take a look. What other stocks are moving out there on the radar? Of course, we have also Playboy moving out there. [inaudible 00:44:27]. What? Positive news flow, Chris?

Chris:	Mitch, you called this one, right? And you've been all over it.

Mitch:	I'm just glad I don't have it.

Chris:	And I've been saying, right? We needed news, right? We needed news from the company. And you said, hey, we're going to get NFT news soon. So sure enough, Playboy has an NFT launch today on their second one in a planned series. And again, they were kind of ahead of the game when it came to publicly traded companies getting involved in NFTs. And then yesterday we got that news, right? That they were acquiring the content creator platform, Dream, for $30 million. So another acquisition here. Mitch, you said you don't own it, but what are you watching on the chart for Playboy? Do we have more room to run or could we see a potential pullback here?

Mitch:	I think next stop is 30. Once we get through that 30 level, I think this would easily get on up there towards 40. So it's kind of a ladder up right now because you're going to run into this prior resistance period that we were kind of sideways, but we're really getting out of this period. And that's what you really want to see. You want to see it get above 2750s, kind of close above that and hold. That will really give us signs that, hey, we could start testing back up towards the resistance levels. As you guys know, this one last time it did run, it did continue to keep the positive news flow going. So that's what I would look for also. Look for that continuous news flow to come out. What if tomorrow they say, hey, Chris, these NFTs sold out in five seconds or something like that. Not saying that that's going to happen, but more along saying that that's the kind of stuff that you got to look for.

And especially when a stock is near that support, looking to get itself out of the momentum and get back into a trending name, a stock like Playboy, it wants to stay relevant to retail traders, right? It doesn't want to get to the point where retail traders just completely forget about it because that's the type of stock it is. It's a story stock. We'll see if it can continue moving.

Chris:	Yeah, definitely. It's an interesting one. And like you said, needed some news, needed some catalyst. It got them. So now we'll see if the chart plays out as well. What else do we got moving in the chart? I'm seeing Paysafe. PSFE, I know that's a popular one in the chat. Up 7% today, 825. That's interesting, right? Because Paysafe, I've liked for a long time. Over the last month, actually really the last week that, this thing has started to move and starting to get some momentum. What do you think about Paysafe on the chart?

Mitch:	Yeah, I think it's starting to definitely set up to try to get back towards at least these nine thirties and nine fifties. Try to get through this gap area where it can get towards 979. That's kind of the area that I'd be pointing at right now that it's heading towards. We'll see if we can continue that move. One thing you did get was some volume to come in here where push down up held, give you a little bit sideways, broke through that high today looking strong. We'll see if we can continue to hold this close. This close was at $8. So $8 on any downside and we'll see if we can continue making that move towards $9.

Chris:	Mitch. It looks like we have DraftKings news. If you want to pull up DKNG in Benzinga Pro guys. Again, if you're not using Benzinga Pro, you're missing out because you're getting real-time news-

PART 3 OF 4 ENDS [00:48:04]

Chris:	... Benzinga Pro, you're missing out because you're getting real time news. So this was nine minutes ago, there was an alert update. "DraftKing says, 'Announcement made by Entain earlier today relating to extension of deadlines, says deadline may be further extended with consent of panel on takeovers and mergers.'" Remember that DraftKings was rumored to be acquiring Entain, and for those of you who don't know Entain, it's a large sports betting company in Europe, right? They also own 50% of BetMGM. Mitch, that's our favorite, right? BetMGM.

So the catalyst here is that if DraftKings did acquire Entain, MGM I think has first right of refusal and would be able to buy out that stake in BetMGM, or I think DraftKings may have to spin it off due to the wording of that deal. So this could be a catalyst not only for DraftKings, but also for MGM. But I'm curious to see, again, Mitch, I didn't know if we were going to get any M&A during football season, just since that's such a big catalyst already, but I think we could have some major sports betting deals before the end of the year. What do you think?

Mitch:	I think you're going to continue seeing it, right? You're going to always see these bigger ones try to take some of the market share back by acquisition, right? I mean, that's one way to go about it, right, Chris? Is if you see a smaller company starting to gain in that, yet the valuation makes sense for you to go ahead and just purchase it, because you're already spending so much on customer acquisition. Boom, that's what we'll probably see, right?

And especially companies more like DraftKings, that aren't really worried about battling right now for profits, but more along battling for market share. Ask yourself that question when you talk about gambling. Does my stock want to get market share, or does my stock want to get profitability? There's some that are kind of in the middle. They're looking for some profitability, looking for some market share, trying to stay in the middle, and that's why I'm looking for parts of these stocks to show up on the top three on both sides, on profitability and show up on market share. Because if they can gain on market share and be profitable, those are going to be the ones that are going to be starting to become the apples of the gambling sector.

Chris:	Yeah, definitely. So yeah, shout out, I think it was Happy in the chat, for bringing that to my attention. And again, Benzinga Pro alert there, nine minutes ago. I mean, this show's done in real time, so if you're watching this on replay or listening to the podcast, this was happening live during the show, that we were able to cover that DraftKings news. Mitch, what else do we got moving out there again? There's a ton of 3%, 4%, 5% gainers today. A nice looking watch list today.

Mitch:	Well, we had Latch trading down yesterday after the Goldman Sachs downgrade from Biden, neutral, lowered their price targets from 16 to 10, and that we have it trading up today 6%. So that just goes to show you, you can't always just point towards the analyst and say that they know everything, because a lot of times they're chasing price action just like you are, right? I mean, this is what we got to watch. Hey, lock your doors, sell some houses. Who knows?

Chris:	Yeah, and Mitch, this actually hit a 52 week low of 8.90, I think, last week or recently, and it's starting to pop back off. We've seen this a lot with SPACs, right? The de-SPACs, where they kind of test that $10, that $9 level, they dip a little bit below, and once they clear that level, sometimes that's all it needs, right? To get back up. So I'm watching Latch today, I like this one.

Mitch:	The waves to the game, man. You either get caught in the wave up here, down here, where you don't want to be stuck in the middle. You know what I mean? If you're shorting or you're trying to buy breakouts, I understand why you're buying up here and trying to let it break out. And then you're cutting it down if it goes below, or you're buying it up down here, trying to get it back up towards these levels. That's why I pointed out on DNA, just because you're seeing it uptrade at 14 and 14.50 doesn't necessarily mean that you got 20 free and clear.

Because look at this one, it was trading really well, 14, 15. Had buys from Goldman Sachs up to 16, and then what happened to it? It went all the way back down towards $9. So, it just shows you. Pay attention, guys. There's some other factors also affecting stocks, it's not just always the story. And sometimes, like this one was pointing really upside, can turn around. You always just got to know your levels where you're going off of and making your investment decisions.

Chris:	We've got IonQ moving too, Mitch. I mean, we talked about this one yesterday.

Mitch:	I know.

Chris:	Quantum computing, and they've got big events this week. There's a quantum computing conference happening. I mean, look at that thing over the last month, right? Again, this thing dropped off on that de-SPACing process, and then once people started getting back into it, it just started moving up. And we called this out on the show when it was under $8, that it could be a potential play on that $8 to $10 move, and now we have a $10 to $12 move happening, Mitch. And I don't know if we stay above 12 for very long, just because again, quantum computing is a little ways out. So you need to be patient with this, but again, this was one where I said, "Set it aside in the IRA at $8 a share and come back to it 10, 15 years." I didn't do that, and I wish I would have, Mitch, because it's looking strong here.

Mitch:	This guy, we've got a speculator in the chat. Have you seen him?

Chris:	Who do we got?

Mitch:	His name is Happy. Look at this guy. This guy is speculating that a DKNG/ESPN deal. Could you imagine that one, Chris?

Chris:	So yeah, so the NHL, NHL signed a deal with ESPN and Turner, a AT&T company. So there is more NHL content, and then Mitch, I saw someone mention that rumor in the chat, too. There is a rumor out there, this isn't from a big site, that Disney is considering spinning off ESPN.

Mitch:	Mm-hmm (affirmative).

Chris:	I don't know if I see that, right? ESPN is still a cash cow for them, right? The advertising revenue that they get, the amount they get per subscriber from cable companies. Heavy speculation, as Happy says there. I don't know if it happens, but again, the thing I do see happening, right? ESPN has built a brand, and when you talk about sports, brands matter, right? ESPN has been rumored to get into sports betting for a while now. I think that happens soon. The question is, does ESPN start from scratch, build their own sports betting brand, do they acquire a company, change it to the ESPN name, or do they do a joint venture like BetMGM did, right? And partner with someone. I think those are the three strategies, and I think it happens sooner than later. That's the one I'm watching, right? We all know ESPN. If ESPN launched a sports book, I think it would have good customer acquisition ability there.

Mitch:	Yep, I definitely have to agree with you. I mean, I think you have to just start looking at what's going to happen here and how they're going to develop. ESPN has been wanting to innovate for a while. One thing that you clearly see them going to is trying to bring more people to ESPN Plus, some more original content. I think this is what they're trying to do, but I personally just think ESPN is a dying brand. My personal opinion, I think ESPN is a dying brand. Why? Because people are willing to start looking at sports shows in different content.

Before, it was like, "I only want ESPN's opinion. They're just that much better." Their expert opinion was that much better. Now, I feel like we get that expert opinion in a lot of podcasting, in a lot of different shows. Fox Sports is definitely come in and taken a lot of their branding naming, and really, I mean, the trust. The trust has been going both ways, and I think you're going to continue to see ESPN go down, but will Disney let it go? Nah.

Chris:	I don't think so.

Mitch:	There's no need. There's no need for them to let it go. Disney makes enough money elsewhere to worry about profits at ESPN.

Chris:	Yeah, and Mitch, someone brought up a great point in the chat, that Disney does own a small stake in DraftKings. So they actually acquired that stake when they bought out Fox. Fox had an investment in DraftKings, and that was acquired as part of that merger. So yeah, Disney does own a small stake. I don't know if that means DraftKings would be the forefront runner for a potential partnership, but definitely something to watch in the sports betting space.

But Mitch, I mean it's 12:01. I think that's going to do it for us. I know we've got a great power hour coming up next, so don't go anywhere. And as I said earlier, you'll see me back here at 2:00 covering NFTs and talking to GFunk, the founder of Pixel Vault. Another exciting interview there, but we'll be back tomorrow with SPACs Attack. I know we've got an interview tomorrow, Mitch, and we're going to be talking some earnings from some of these SPAC companies.

Mitch:	All right, I just want to let you guys know, I did just put out an order to get a stock.

Chris:	What?

Mitch:	I did finally get filled on Body and I also took another one, guys. I talked about it, that I was willing to take a shot, starting to take a shot, an outlet. I just put out an order, I'll let you guys know if I get it filled there, but I'm definitely starting to take my shot. I've been doing more research on reviews and things like that. At least from everything that I see, it's pointing to the upside from consumers' opinion. Now we need to go into the scientifics and kind of prove the FDA wrong there, but at least from what I see out there in the reviews, that's what makes me feel positive enough to take this shot.

Because if that many parents are willing to put reviews out there and say that this has done them a better and made their life... And even people that came home from premature babies are saying that this has made their life better. I'll take a shot on that. We'll see what happens. It's trading down to 3.87. I'll probably hold it towards two, try to add towards three, and then we'll see if we can get it back up there towards maybe six, seven. I don't know, maybe we get some news. We'll see what happens. Taking a shot.

Chris:	Definitely. All right guys, take care. Stay tuned for power hour. We'll see you tomorrow.

Mitch:	All right, guys. Like always, guys, if you guys want to continue with the stocks, continue with the hype, up next you got the one, the only, the power hour coming on next. I heard they're talking a little bit about SoFi. SoFi? Who wants to talk a little bit about SoFi? You guys go on over there and find out why they're talking SoFi today. We'll see you next time on the SPACs Attack.

PART 4 OF 4 ENDS [01:00:15]

About ServiceMax

ServiceMax, Inc.’s (“ServiceMax”) mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation (NASDAQ: PFDR) (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forwardlooking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the Securities and Exchange Commission (the “SEC”) and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the Business Combination. Shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the preliminary proxy statement/prospectus, and, once available, the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary proxy statement/prospectus to be included in the registration statement, and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com